UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

GigPeak, Inc.

(Name of Subject Company)

GigPeak, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37518Q 109

(CUSIP Number of Class of Securities)

Dr. Avi S. Katz

Chief Executive Officer

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Item 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2017 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by GigPeak, Inc., a Delaware corporation (“GigPeak”). The Schedule 14D-9 relates to the cash tender offer by Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), to acquire all of the outstanding shares of GigPeak Common Stock and the associated Rights (collectively, the “Shares”) at a price of $3.08 per Share (the “Offer Price”), for an overall transaction value of approximately $250 million in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Offer and all withdrawal rights thereunder expired at 12:00 midnight, New York City time, April 4, 2017 (one minute after 11:59 p.m., New York City time, on April 3, 2017). The Offer was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised GigPeak that, as of the expiration of the Offer, an aggregate of approximately 54,454,085 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 80.42% of Shares then outstanding. The Minimum Condition (as defined in the Merger Agreement) for the Offer was satisfied because the number of Shares validly tendered and not withdrawn pursuant to the Offer constituted a majority of the Shares then outstanding (determined on a fully diluted basis) and a majority of the voting power of the Shares then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee). All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and will promptly pay for all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, IDT and Purchaser consummated the Merger without a vote of our stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, (i) Purchaser was merged with and into GigPeak, with GigPeak continuing as the surviving corporation and a wholly owned subsidiary of IDT, and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of GigPeak and any Shares owned by any subsidiary of GigPeak, IDT, Purchaser or any other subsidiary of IDT or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), were automatically converted into the right to receive an amount in cash equal to $3.08 without interest and subject to any applicable withholding taxes.. Following the Merger, all Shares are being delisted from the NYSE MKT.

The full text of the press release issued by IDT on April 4, 2017, announcing the expiration and results of the Offer is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

99.1    Press release issued by Integrated Device Technology, Inc. announcing the expiration and results of the offer on April 4, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer and Chairman of the GigPeak Board (Principal Executive Officer)

Date: April 4, 2017